SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of

    1934 For the Fiscal Year Ended December 31, 2004

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act

    of 1934 For the transition period from _______________ to ______________



Commission File Number: 001-10607
                        ---------


                                  -------------


                         BITUMINOUS 401(K) SAVINGS PLAN


                                  -------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601


















                                Total Pages: 12

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.



                                      BITUMINOUS 401(K) SAVINGS PLAN, Registrant



                                       By  /s/ Greg Ator
                                         --------------------------------------
                                         Greg Ator, Committee Member



                                       By  /s/ Janine Happ
                                         --------------------------------------
                                         Janine Happ, Committee Member



                                       By  /s/ Robert Rainey
                                         --------------------------------------
                                         Robert Rainey, Committee Member






  Dated: June 15, 2005

                       SECURITIES AND EXCHANGE COMMISSION




                             Washington, D.C. 20549


                                 ---------------


                                    FORM 11-K

                                 ---------------


                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                 For The Years Ended December 31, 2004 and 2003


                                 ---------------


                         BITUMINOUS 401(k) SAVINGS PLAN
                     (Formerly Known as BITCO Savings Plan)

                                 ---------------




                     OLD REPUBLIC INTERNATIONAL CORPORATION
                             307 NORTH MICHIGAN AVE
                             CHICAGO, ILLINOIS 60601

                         BITUMINOUS 401(k) SAVINGS PLAN
                          Index to Financial Statements




                                                                       Page No.

Report of Independent Registered Public Accounting Firm                   1

Financial Statements:
  Statements of Net Assets Available for Benefits at
     December 31, 2004 and 2003                                           2

  Statements of Changes in Net Assets Available for Benefits
     for the years ended December 31, 2004 and 2003                       3

Notes to Financial Statements                                           4 - 7

Supplemental Schedule:
  Schedule of Assets (Held at End of Year)                                8

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Bituminous 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bituminous 401(k) Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ PricewaterhouseCoopers LLP


Chicago, Illinois
June 15, 2005


                         BITUMINOUS 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003







ASSETS                                                 2004             2003
                                                       ----             ----
Investments, at fair value:
  Old Republic International Corporation
    common stock                                   $ 6,041,777      $ 6,444,652
  Pooled separate accounts                          14,048,250       12,537,950
  Participant loans                                    434,874          379,906
                                                   -----------      -----------
Net assets available for benefits                  $20,524,901      $19,362,508
                                                   ===========      ===========



















The accompanying notes are an integral part of these financial statements.

                         BITUMINOUS 401(k) SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                 For the years ended December 31, 2004 and 2003


                                                       2004             2003
                                                       ----             ----

Additions:

Contributions:
  Employer                                         $   210,706      $   221,089
  Employee                                           1,164,011        1,116,857
  Rollover                                              10,904           43,555
                                                   -----------      -----------
    Total contributions                              1,385,621        1,381,501
                                                   -----------      -----------

Investment income (loss):
  Dividends from ORI common stock                      120,981          273,568
  Net investment gain from
    pooled separate accounts                         1,071,520        1,848,701
  Net appreciation of common stock                     (40,799)       1,623,735
  Interest from participant loans                       21,960           21,130
  Adjustments                                               11                -
                                                   -----------      -----------
    Total investment income                          1,173,673        3,767,134
                                                   -----------      -----------

    Total additions                                  2,559,294        5,148,635
                                                   -----------      -----------

Deductions:
  Benefits paid to participants                      1,386,786          769,885
  Administrative expenses                               10,115            8,886
                                                   -----------      -----------
    Total deductions                                 1,396,901          778,771
                                                   -----------      -----------

    Net increase                                     1,162,393        4,369,864

Net assets available for benefits:
  Beginning of year                                 19,362,508       14,992,644
                                                   -----------      -----------
  End of year                                      $20,524,901      $19,362,508
                                                   ===========      ===========



The accompanying notes are an integral part of these financial statements.

                         BITUMINOUS 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.       Description of Plan

         The following description of the Bituminous 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         A.   General

         The Plan is a defined contribution plan covering substantially all of the employees of Bituminous Casualty Corporation (the "Company"), who prior to October 1, 1997, had completed one year of service, attained age twenty-one and had completed 1,000 hours of service during the 12 month period commencing on their date of hire or during a plan year. Subsequent to October 1, 1997, employees are eligible to participate in the plan on the last to occur: (A) date of hire or (B) the start of the payroll period in which the employee attains age twenty-one. Participation in the Plan is optional. If an employee does not elect to join the Plan on the first date he/she is eligible to do so, he/she may join the Plan at the start of any subsequent payroll period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         B.   Contributions

         Participants may contribute up to 12 percent of their annual compensation on a before-tax basis. The Company provides a matching contribution equal to 25 percent of the participant's contribution on the first 6 percent of earnings. Participants may elect to have their voluntary contributions invested in any one or more of the ten Pooled Separate Accounts as well as the ORI Stock Account. Company matching contributions are invested in the same manner as participant's have elected for their contributions.

         C.   Participant Accounts

         Each participant's account is credited with the participant's contributions, an allocation of the Company's contribution and Plan earnings. The Pooled Separate Accounts are each divided into units of participation. When an amount is allocated or transferred to the Pooled Separate Accounts, the number of units is increased and when an amount is withdrawn from the Pooled Separate Accounts, the number of units is decreased. Such increase or decrease in the number of units is determined by dividing the amount allocated to or withdrawn from the Pooled Separate Accounts by the then current Pooled Separate Account unit value. Cash dividends received with respect to Old Republic International Corporation ("ORI") stock previously credited to participants shall be applied to purchase additional shares of ORI stock in the ORI Stock Account. Such dividends and the additional shares (including fractional shares) subsequently purchased with the dividends shall be allocated and credited to the accounts of participants, pro rata, according to the shares (including fractional shares) credited to the accounts of participants on the applicable dividend record date. Any ORI stock received as a stock split or stock dividend or as a result of a reorganization or recapitalization of ORI shall be allocated and credited to the accounts of participants in proportion to the ORI stock previously credited to their accounts.

                         BITUMINOUS 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


 1. Description of Plan (continued)

         D.   Vesting

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are immediately vested in the remainder of their accounts upon death, disability, attainment of normal retirement age or based on the participant's number of years of service using the following table for the years ended December 31, 2004:

                        Years of Service             Vested Percentage
                          Fewer than 1                       0%
                               1                            10%
                               2                            20%
                               3                            40%
                               4                            60%
                               5                            80%
                           6 or More                       100%

         E.   Payment of Benefits

         On termination of service, retirement, or death, a participant or his/her beneficiary may elect to leave funds in the Plan or receive either a single-sum payment or purchase of a single premium life annuity contract. Net assets at December 31, 2004 and 2003, include funds totaling $2,777,429 and $2,827,863, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

         F.   Forfeitures

         All forfeitures are segregated annually. At that time, forfeitures are used as an offset to the Company's matching contribution. There were unallocated assets of $14,000 and $0 at December 31, 2004 and 2003, respectively, related to these forfeitures.

         G.   Participant Loans

         Participants may elect to borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loans account. Loan terms shall not extend beyond five years. The loans are secured by the balance in the participant's account and bear interest at a rate which is based on the prevailing prime rate as published in The Wall Street Journal on the first business day of the month in which the loan is made plus one percentage point. Interest rates range from 5.00 percent to 10.50 percent. Principal and interest are paid ratably through bi-weekly payroll deductions.

         H.   Administrative Expenses

         It is the policy of the Company to provide administrative support to the Plan and to pay for certain administrative and trustee fees.

                         BITUMINOUS 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


2.       Summary of Significant Accounting Policies

         A.   Basis of Accounting

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         B.   Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         C.   Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, or other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         D.  Investments

         ORI stock is stated at the closing market value on the last business day of the year. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of the ORI Stock Account, which consists of realized gains or losses and the unrealized appreciation (depreciation) of this investment.

         Prior to April 1, 2004, the Plan had a group annuity contract with Connecticut General Life Insurance Company (CGLIC), where CGLIC maintained contributions in a contract holder's account and such contributions were allocated to ten Pooled Participant investment funds according to participant elections. With effect from April 1, 2004, CGLIC agreed to transfer its retirement business to Prudential Retirement Insurance and Annuity Company (Prudential) as a result of the sale of CIGNA Retirement & Investments division to Prudential Insurance Company. Prudential has therefore replaced CGLIC as the insurer of the group annuity contract. As of this date, the ten Pooled Participant investment funds remain the same with the exception of the fund name changes.

         The ten Pooled Separate Accounts are credited with earnings on the underlying investments and charged for Plan benefits paid and deductions for investment expenses, risk, profit and annual management fees charged by Prudential. As reported by the Plan in 2004 by Prudential and 2003 by CGLIC, the Pooled Separate Accounts are included in the financial statements at fair value at December 31, 2004 and 2003. Realized investment gains and losses in the Pooled Separate Accounts are recognized in the year of sale.

                         BITUMINOUS 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


         E.  Benefit Payments

         Benefit payments to participants are recorded upon distribution.


3.       Assets Greater Than 5% of Plan Assets

         Investments that represent 5% or more of plan assets at December 31, 2004 and 2003, are as follows:

                                                                                December 31,
                                                                           2004              2003
                                                                           ----              ----
           Dryden S&P 500 Index                                         $2,064,668        $1,651,106
           Prudential Short-term Bond Fund                               3,125,186         3,413,406
           Prudential Balanced I Fund / Wellington Management Co.        1,885,893         1,614,716
           Prudential Large Cap Value/John A. Levin & Co. Fund           1,967,553         1,562,673
           ORI Stock Account                                             6,041,777         6,444,652
           Prudential Small Cap Value/Perkins, Wolf, McDonnell Fund      1,435,697         1,144,596

4.       Tax Status

         The Internal Revenue Service has issued a determination letter, dated May 29, 2002, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's Committee Members still believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100 percent vested in their accounts and are entitled to a distribution of their account balances.


6.       Related-Party Transactions

         The ORI stock account is invested in common or preferred stock of ORI, the ultimate parent of the Company.

         Plan assets include investments in ten Pooled Separate Accounts. These funds are managed by related parties of Prudential which is the record keeper and custodian of Plan assets.

                         BITUMINOUS 401(K) SAVINGS PLAN
                              SUPPLEMENTAL SCHEDULE


                               SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004



                                                Description of investment                        Contract/
Identity of issue                                including interest rate                       current value
-----------------                             -----------------------------                   ---------------
Dryden S&P 500 Index                          Pooled separate account                              $2,064,668

Prudential Short-term                         Pooled separate account                               3,125,186
Bond Fund *

Prudential Balanced I Fund /                  Pooled separate account                               1,885,893
Wellington Management Co. *

Prudential Large Cap Growth /                 Pooled separate account                                 619,062
Goldman Sachs Fund *

Prudential Large Cap Value /                  Pooled separate account                               1,967,553
John A. Levin & Co. Fund *

Prudential Small Cap Value /                  Pooled separate account                               1,435,697
Perkins, Wolf, McDonnell Fund *

Prudential Small Cap Growth /                 Pooled separate account                                 921,099
TimesSquare Fund *

Prudential Global Value /                     Pooled separate account                                 491,814
Morgan Stanley Fund *

State Street Global Advisors                  Pooled separate account                                 592,418
Intermediate Bond Account

AIM Dynamics Account                          Pooled separate account                                 944,860

ORI Stock Account *                           Common stock                                          6,041,777

Participant Loans **                          Participant loans, interest
                                              rates range from
                                              5.00% to 10.50%                                         434,874
                                                                                              ---------------
                                                                                                  $20,524,901
                                                                                              ===============
     * Party in interest

     ** Loans are paid in a series of substantially equal payments over the term of the loan.
